000/063612

CENTRAIS GERADORAS DO SUL DO BRASIL S.A. - GERASUL
Rua Antônio Dib Mussi 366 - CEP 88015-110 CENTRO FLORIANÓPOLIS - SC

GERASUL

Tractebel

02015150

Florianópolis, February 7th, 2002.

CE DF-0011/2002

United States Securities and Exchange Commission
Washington, DC
20549 - USA

Re.: ADRs - File 82-4760

SUPPL

RECEIVED
FEB 13 2002

Dear Sirs,

Please find enclosed the translation of the Public Notice for the Extraordinary General Meeting of GERASUL, in accordance with the Brazilian Corporate Law.

Sincerely

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

cc.:

dw 2/15

CENTRAIS GERADORAS DO SUL DO BRASIL S.A - GERASUL
Rua Antônio Dib Mussi, 366 - CEP 88015-110 – Centro – Florianópolis/SC
Stock Company – www.gerasul.com.br
CNPJ/MF nº 02.474.103/0001-19 – NIRE 42 3 0002438 4

EXTRAORDINARY SHAREHOLDERS MEETING CONVOCATION

According to the legal disposals, and the by-laws, the Shareholders of **Centrais Geradoras do Sul do Brasil S.A. – GERASUL** are convoked for the Extraordinary Shareholders Meeting that will take place on February 22nd, 2002, at 2:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, capital of Santa Catarina state, with the following Agenda:

1.1 Change of the 1st and the 33rd articles of Company's by-laws, relative to the changes of the Company's denomination and of the Director of Business and Trade – DN competencies;
1.2 To authorise the Directory to celebrate a 3 (three) years-term Service Agreement, for an annual amount up to EUR 1,500,000.00 (one million and five hundred thousand Euros), with the company Tractebel S.A.;
1.3 To ratify the deliberations taken on the 10th (tenth) Company Extra General Meeting.

The Shareholders shall prove their shareholders condition until 72 (seventy two) hours before the Extraordinary Shareholders Meeting, through deposit of documents that prove their ownership of GERASUL shares, to be delivered at the Company's Headquarters, during the business hours, according to the of applicable legislation and the 13th article of the Company 's by-laws.

Florianópolis, February 5th, 2002

Maurício Stolle Bähr
Board of Directors Chairman